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                             December 2, 2021

       Timothy Warbington
       Chief Executive Officer
       Creative Medical Technology Holdings, Inc.
       211 E. Osborn Road
       Phoenix, AZ 85012

                                                        Re: Creative Medical
Technology Holdings, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 1,
2021
                                                            File No. 333-259834

       Dear Mr. Warbington:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Amendment No. 2 to Form S-1 filed December 1, 2021

       Cover page

   1. Please disclose on the cover page that you do not intend to apply for listing of the Public
                                                        Warrants or pre-funded
warrants on any national securities exchange or trading system, as referenced on page 5.
 Timothy Warbington
Creative Medical Technology Holdings, Inc.
December 2, 2021
Page 2

      Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-
3257 with any questions.



                                                        Sincerely,
FirstName LastNameTimothy Warbington
                                                     Division of Corporation
Finance
Comapany NameCreative Medical Technology Holdings, Inc.
                                                     Office of Life Sciences
December 2, 2021 Page 2
cc:       Zev M. Bomrind, Esq.
FirstName LastName